UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Additional Information in Accordance with the Financial Reporting Requirements of ERISA	7 – 14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 18, 2008

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2007 and 2006

Additional information required for Form 5500
as of December 31, 2007

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4 – 7

Additional Information *

Schedule H — Schedule of Assets (Held at End of Year)	8

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting
and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Crown Cork & Seal, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This additional information is the responsibility of the Plan’s management. This additional information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC
Philadelphia, Pennsylvania
June 18, 2008

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	As of December 31,

	2007		2006

ASSETS:
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$2,116,035		$2,758,525
AIM Dynamics Fund	775,049		320,261
T. Rowe Price Equity Income Fund	1,228,486		1,159,652
Vanguard 500 Index Fund	35,179,435	*	35,867,803	*
Vanguard Balanced Index Fund	9,520,807	*	9,892,693	*
Vanguard Explorer Fund	9,084,896	*	9,388,587	*
Vanguard Extended Market Fund	2,223,392		2,047,525
Vanguard International Growth Fund	10,024,116	*	8,721,719	*
Vanguard Morgan Growth Fund	312,107		-
Vanguard Target Retirement 2005 Fund	1,636,570		1,557,132
Vanguard Target Retirement 2010 Fund	450,746		-
Vanguard Target Retirement 2015 Fund	2,641,865		2,193,648
Vanguard Target Retirement 2020 Fund	9,940		-
Vanguard Target Retirement 2025 Fund	1,191,890		594,752
Vanguard Target Retirement 2030 Fund	74,095		-
Vanguard Target Retirement 2035 Fund	665,174		361,869
Vanguard Target Retirement 2040 Fund	5,277		-
Vanguard Target Retirement 2045 Fund	635,688		557,275
Vanguard Target Retirement 2050 Fund	9,210		-
Vanguard Target Retirement Income Fund	920,054		286,816
Vanguard Total Bond Market Index Fund	6,531,633		5,704,832

	85,246,465		81,413,089

Vanguard Retirement Savings Trust	45,356,874	*	49,097,112	*
Crown Holdings, Inc. Stock Fund	31,383,555	*	28,761,236	*
Participant Loans	2,737,717		2,500,555

Total investments	164,724,611		161,771,992

Receivables
Employer’s contributions	71,493		57,403
Participants’ contributions	319,523		285,279

Total receivables	391,016		342,682

Total assets	165,115,627		162,114,674

LIABILITIES	-		-

Net assets available for benefits	$165,115,627		$162,114,674

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,

	2007	2006

Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$5,824,666	$5,578,950
Interest income, participant loans	196,310	182,739
Net appreciation in fair value of investments	7,931,692	9,089,600

	13,952,668	14, 851,289

Contributions:
Employer	1,120,955	1,279,885
Participant	6,193,876	7,122,885

	7,314,831	8,402,770

Total additions	21,267,499	23,254,059

Deductions from Net Assets Attributed to:
Benefits paid to participants	18,257,685	18,125,798
Asset transfers out	-	10,472,695
Miscellaneous fees	8,861	7,180

Total deductions	18,266,546	28,605,673

Net increase / (decrease)	3,000,953	(5,351,614)

Net assets available for plan benefits:
Beginning of year	162,114,674	167,466,288

End of year	$165,115,627	$162,114,674

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) to assume both trustee and recordkeeping responsibilities.

During 2006, the Company sold its health and beauty business. As a result of this transaction, participant account balances of employees of this business were transferred out of the Plan on December 8, 2006 in the amount of $10,472,695.

Contributions

The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The plan allows before-tax employee contributions of 2% to 30%. Contribution amounts are subject to certain limitations. The Company makes matching contributions equal to 50 percent of the employee’s contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings are allocated to the participant’s account based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2007 range from 5.0% to 13.7%. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant’s election.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future employer contributions, were $30,323 and $48,210 at December 31, 2007 and 2006, respectively. Forfeitures used to offset employer contributions in 2007 and 2006 totaled $50,000 and $20,000, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust is a common / collective trust that is valued based on a net unit value of the fair value of the underlying securities at year-end as determined by the trustee. The underlying investments are primarily in a pool of investment contracts, which provide for withdrawals at fair value, which approximates contract value. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  For the 2007 and 2006 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the FSP.  The Plan adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006.  For the 2007 and 2006 plan years, adoption of the FSP had an immaterial impact on the statements of net assets available for benefits as contract value approximated estimated fair value and had no effect on the statement of changes in net assets which historically have been presented on a contract value basis.

New Accounting and Reporting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority.  Measurement of the tax uncertainty occurs if the recognition threshold has been met.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  During 2007, the provisions of FIN 48 have been adopted and it has been determined that there is no impact to the Plan.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements.  SFAS No. 157 applies to other accounting standards that require or permit fair value measurements.  Accordingly, it does not require any new fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years.  The Plan has not determined the impact of adopting SFAS No. 157 and FSP FAS 157-2.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 3 — INVESTMENTS

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,

	2007	2006

Registered investment companies	$1,767,342	$7,438,132
Common stock	6,164,350	1,651,468

Net appreciation in fair value of investments	$7,931,692	$9,089,600

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund and issues loans to participants which are secured by the balances in the participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service ("IRS") determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 — PLAN AMENDMENTS

The Plan was amended, effective January 1, 2006, to adopt IRS regulations regarding the definition of a qualified emergency and participants’ excess elective deferrals. The Plan was further amended, effective May 1, 2007, to adopt IRS regulations regarding Roth participant contributions.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2007

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan,
EIN 23-1526444           Plan No. 100
Form 5500, Schedule H, Line 4i

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$2,116,035
	AIM Dynamics Fund	Registered Investment Company	775,049
	T. Rowe Price Equity Income Fund	Registered Investment Company	1,228,486
*	Vanguard 500 Index Fund	Registered Investment Company	35,179,435
*	Vanguard Balanced Index Fund	Registered Investment Company	9,520,807
*	Vanguard Explorer Fund	Registered Investment Company	9,084,896
*	Vanguard Extended Market Index Fund	Registered Investment Company	2,233,392
*	Vanguard International Growth Fund	Registered Investment Company	10,024,116
*	Vanguard Total Bond market Index Fund	Registered Investment Company	6,531,633
*	Vanguard Morgan Growth Fund	Registered Investment Company	312,107
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	1,636,570
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	450,746
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	2,641,865
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	9,940
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,191,890
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	74,095
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	665,174
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	5,277
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	635,688
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	9,210
*	Vanguard Target Retirement Income Fund	Registered Investment Company	920,054
*	Vanguard Retirement Savings Trust	Common/Collective Trust	45,356,874
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	31,383,555
*	Participant Loans	Participant Loans (5.0% - 13.7%)	2,737,717

Total Assets (Held at End of Year)			$164,724,611

*   Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.